

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 11, 2008

Via U.S. Mail

Timothy G. Barritt, Principal Executive Officer
Sterling Oil & Gas Company
201 W. Lakeway, Suite 1000
Gillette, Wyoming 82718

> **Re:** **Sterling Oil & Gas Company**
> **Post-effective Amendment No. 2 to Form S-1**
> **Filed June 27, 2008**
> **File No. 333-148034**

Dear Mr. Barritt:

We have reviewed you response letter dated June 26, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment to Form S-1 filed June 27, 2008

General

1. We note that you are conducting the offering of shares of common stock concurrently with the offering by the selling shareholders. Please discuss the measures you are implementing to alert potential purchasers as to the probability that they may be purchasing shares from the selling shareholders and not from you and that their investment may not be directed to fund your operations.

2.   We note your response to prior comment 1. Please clarify your disclosure on the cover page and in the Plan of Distribution section to confirm that the officers and directors who are offering your securities are not brokers under the terms of Rule 3a4-1 of the Exchange Act.

Exhibit 5.1

3.   We note that your opinion provides that "[b]ased upon our representation of the Company and our review of such legal authorities as we deemed appropriate, we are of the opinion that the Securities will, when issued, be legally issued, fully paid and non-assessable." It is unclear whether the opinion covers the shares of common stock already issued to the selling shareholders. Please obtain a new opinion that covers all the shares of common stock being offered.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry

        Via Facsimile

        Scott R. Jenkins
        Strong and Hanni Law Offices
        801.596.1508